December 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attn:	Sasha Parikh and Kevin Vaughn

Helix Acquisition Corp.

Form 10-K for the Year Ended December 31, 2020

Filed March 31, 2021

Form 10-Q for the Nine Months Ended September 30, 2021

Filed November 12, 2021

File No. 001-39630

Dear Ms. Parikh and Mr. Vaughn:

On behalf of our client, Helix Acquisition Corp., a company organized under the laws of the Cayman Islands (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Form 10-K, filed on March 31, 2021 (the “Form 10-K”) and the above-referenced Form 10-Q, filed on November 12, 2021, contained in the Staff’s letter dated November 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment to the Form 10-K (the “Form 10-K/A”) and an amendment to the Form 10-Q (the “Form 10-Q/A”), which reflect the Company’s responses to the comments of the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form 10-K and Form 10-Q as filed.

US Securities and Exchange Commission

December 14, 2021

Form 10-Q for the Nine Months Ended September 30, 2021

Condensed Interim Financial Statements

Note 2 – Revision of Previously Issued Financial Statements, page 8

1.	You disclose in Note 2 that you will present this revision in a prospective manner in all future filings and that the previously issued Initial Public Offering Balance Sheet and Form 10-Q’s will not be amended. Please address the following:
a.	Please provide us with your analysis under Staff Accounting Bulletin Topics 1:M and 1:N regarding this revision.
b.	As part of that analysis, explain how you determined that retroactive revisions were not appropriate in this fact pattern.
c.	Please explain why you have not yet filed a Form 8-K addressing the requirements of Item 4.02 of that form.
d.	Please tell us your consideration that a material weakness in your disclosure controls and procedures and internal control over financial reporting does not exist in light of the revision.

Response: The Company notes the comments and in response to items (a), (b) and (d) above has filed the Form 10-K/A and the Form 10-Q/A on December 14, 2021 amending the Form 10-K and the Form 10-Q and restating the related historical financial statements. In response to item (c) above, the Company has filed a Form 8-K addressing the requirements of Item 4.02 on December 3, 2021.

* * *

Please do not hesitate to contact Henrikki Harsu at (212) 819-7628 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Andrew Phillips, Chief Financial Officer, Helix Acquisition Corp.